UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)
Erickson Air-Crane Incorporated
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
29482P100
(CUSIP Number)
Louis Crasto c/o Centre Lane Partners 60 East 42nd Street Suite 1400 New York, NY 10165
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Louis T. Somma, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 596-9000
May 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSPID No. 29482P100

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. ZM EAC LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0878964
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,761,823
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	4,761,823
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,761,823
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		48.79%(*)
14.	TYPE OF REPORTING PERSON OO

(*) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2013, as filed by the Issuer on May 9, 2013.

CUSIP No. 2948P100

1.			NAME OF REPORTING PERSON ZM Private Equity Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8811568
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.			SEC USE ONLY
4.			SOURCE OF FUNDS OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,580,723.61(*)
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	1,580,723.61(*)
	10.	SHARED DISPOSITIVE POWER	-0-
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,723.61(*)
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		14.81%(**)
14.			TYPE OF REPORTING PERSON PN

(*) Includes 666,991 shares of Common Stock and 913,732.61 shares of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A (the “Series A Preferred Stock”) currently convertible into 913,732.61 shares of Common Stock, upon the occurrence of certain events.

(**) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer's Quaraterly Report on Form 10-Q for the period ended March 31, 2013, as filed by the Issuer on May 9, 2013, plus 913,732.61 shares of Common Stock owned by ZM Private Equity Fund I, L.P., after giving effect to the conversion of the Series A Preferred Stock.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON ZM Private Equity Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 80-0208977
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	677,453.70(*)
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	677,453.70(*)
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,453.70(*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.67%(**)
14.	TYPE OF REPORTING PERSON PN

(*) Includes 285,854 shares of Common Stock and 391,599.70 shares of Series A Preferred Stock currently convertible into 391,599.70 shares of Common Stock, upon the occurrence of certain events.

(**) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2013, as filed by the Issuer on May 9, 2013, plus 391,599.70 shares of Common Stock owned by ZM Private Equity Fund II, L.P., after giving effect to the conversion of the Series A Preferred Stock.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON 10th Lane Finance Co., LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-4155922
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	634,763.77(*)
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	634,763.77(*)
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,763.77(*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.11%(**)
14.	TYPE OF REPORTING PERSON OO

(*) Represents 634,763.77 shares of Series A Preferred Stock currently convertible into 634,763.77 shares of Common Stock, upon the occurrence of certain events (see Item 6 below).

(**) Based on 9,760,012 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2013, as filed by the Issuer on May 9, 2013, plus 634,763.77 shares of Common Stock owned by 10th Lane Finance Co., LLC, after giving effect to the conversion of the Series A Preferred Stock.

CUSIP No. 29482P100

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2012, as amended by Amendment No. 1 thereto filed on May 24, 2012 and Amendment No. 2 thereto filed on May 13, 2013.  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows.

Item 2.	Identity and Background

The Reporting Persons are filing this Amendment to report changes in ZM EAC LLC’s beneficial ownership since the date of Amendment No. 2 of the Schedule 13D.

Item 4.	Purpose of Transaction

Subject to market conditions it deems favorable, ZM EAC LLC intends to dispose of a portion of the shares of Common Stock owned by it from time to time. Including the dispositions described herein, ZM EAC LLC currently plans to dispose of a total of up to 250,000 shares of Common Stock in the open market or in privately negotiated transactions. ZM EAC LLC reserves the right not to dispose of all or part of such Common Stock if such disposal is not in its best interests at that time.

Item 5.	Interest in Securities of Issuer

As of the date hereof, ZM EAC LLC has beneficial ownership of an aggregate of 4,761,823 shares of the Issuer’s Common Stock. Based on an aggregate of 9,760,012 shares of Common Stock outstanding as of May 1, 2013, ZM EAC LLC beneficially owns 48.79% of the outstanding Common Stock.

ZM EAC LLC has the sole power to vote and dispose of the 4,761,823 shares of the Common Stock beneficially owned by it.

Since the filing of Amendment No. 2 to Schedule 13D on May 13, 2013, ZM EAC LLC has sold shares of Common Stock in open market transactions as follows:

Date	Shares Sold	Price (per share)*	Trade Range (per share)
May 16, 2013	12,000	$28.2804	$27.95 to $28.895
May 17, 2013	85,000	$28.3224	$27.755 to $28.764
May 20, 2013	33,302	$28.6383	$27.70 to $29.10
May 21, 2013	8,000	$27.1083	$27.00 to $27.25
* Represents a weighted-average price.

For all transactions reported in this Schedule 13D/A utilizing a weighted-average price, ZM EAC LLC will provide to the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the trade range set forth in the table above.

Subject to market conditions, ZM EAC LLC currently intends to dispose of a total of up to 250,000 Common Stock. ZM EAC LLC reserves the right not to dispose of all or part of such Common Stock if such acquisition or disposal is not in its best interests at that time.

CUSIP No. 29482P100

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  May 22 2013

ZM EAC LLC
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND I, L.P.
By:	ZM Private Equity Fund I GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND II, L.P.
By:	ZM Private Equity Fund II GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
10TH LANE FINANCE CO., LLC
By:	10th Lane Partners LLC, its Managing Member By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member